EXHIBIT 12.1
Corporate Office Properties Trust
Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends
(Dollars in thousands)

Nine Months Ended
September 30, 2015
Earnings:
Income from continuing operations before equity in income of unconsolidated entities and income taxes	$122,206
Gain on sales of real estate, excluding discontinued operations	4,000
Combined fixed charges and preferred share dividends (from below)	83,987
Amortization of capitalized interest	1,929
Distributed income of equity investees	361
Subtract:
Capitalized interest (from below)	(5,641)
Preferred share dividends included in fixed charges	(10,657)
Preferred unit distributions included in fixed charges	(495)
Preferred distributions of other consolidated entities	(12)
Total earnings	$195,678

Combined Fixed Charges and Preferred Share Dividends:
Combined fixed charges and preferred share dividends:
Interest expense on continuing operations	$66,727
Capitalized interest (internal and external)	5,641
Amortization of debt issuance costs-capitalized	8
Interest included in rental expense	447
Preferred share dividends	10,657
Preferred unit distributions	495
Preferred distributions of other consolidated entities	12
Total combined fixed charges and preferred share dividends	$83,987

Ratio of earnings to combined fixed charges and preferred share dividends	2.33